NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

BG Group plc Partners With Canadian Superior and Challenger Energy in Drilling "Intrepid" Project in Trinidad

AUG 16, 2007 - 08:00 ET

CALGARY, ALBERTA--(Marketwire - Aug. 16, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) and its partner Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ)(AMEX:CHQ), announced today that BG International Limited ("BG"), a wholly owned subsidiary of the BG Group plc (LSE:BG.L), has entered into a farm-in agreement and joint operating agreement with Canadian Superior to participate in the exploration drilling and development of the "Intrepid" Block 5(c) approximately 60 miles off the east coast of the island of Trinidad.

Under the terms of the farm-in and joint operating agreements, BG acquires a 30% working interest in Canadian Superior's "Intrepid" Block 5(c) Production Sharing Contract; the agreement is subject to Government approval.

Also, under the terms of the agreement with Canadian Superior, BG will be paying Canadian Superior approximately US$ 39 million and on a go forward basis paying 40% of the exploration costs associated with the drilling of the three commitment wells required on Block 5(c).

Challenger has also entered into the joint operating agreement with Canadian Superior and BG. Challenger is paying 33.33% of the costs of the three well exploration program to earn a 25% interest in Canadian Superior's "Intrepid" Block 5(c).

Greg Noval, Canadian Superior's Chairman, said today," We are very pleased to announce that a company of BG's stature has joined us in the exploration drilling and development of Block 5(c). With the funding provided by BG and Canadian Superior's other partner Challenger Energy Corp., Canadian Superior will be paying only 26.67% of the costs of the three well exploration program and will retain a 45% interest in Block 5(c); with BG acquiring a 30% interest and Challenger acquiring a 25% interest in the "Intrepid" Block. BG Group is an established major gas producer world-wide and in Trinidad and brings a wealth of knowledge, experience and liquefied natural gas ("LNG") marketing strengths to this joint venture. The "Intrepid" Block 5(c) has multi-TCF potential and is located in one of the most coveted oil and gas plays in the world. It has been a pleasure putting this transaction together with BG and we look forward to working together on this exciting project."

Canadian Superior is currently operating the drilling of the joint venture's first well, on the "Victory" prospect, on its "Intrepid" Block 5(c). As of today's date, the "Victory" well has been successfully drilled to a depth of 9,772 feet (sub-sea); and currently various drilling operations are being undertaken that will include wireline logging and the running and cementing of 13-5/8" casing, prior to drilling ahead and preparing to evaluate the main targets of the well.

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. See www.bg-group.com for information on BG Group.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on "high impact" oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
CEO and President
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5

or

Challenger Energy Corp.
Dan MacDonald
CEO and President
(403) 503-8810
(403) 503-8811 (FAX)
Website: www.chaenergy.ca

or

Challenger Energy Corp.
Suite 200, 744 - 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3T4